SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(mark one)
☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the one month period ended May 31, 2003

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. AND PARTICIPATING EMPLOYERS SUPPLEMENTAL RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.
710 Medtronic Parkway Minneapolis, MN 55432

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. AND PARTICIPATING EMPLOYERS SUPPLEMENTAL RETIREMENT PLAN

Dated: November 19, 2003	By:	/s/ Janet S. Fiola

Janet S. Fiola Senior Vice President, Human Resources

Medtronic, Inc. and

Participating Employers

Supplemental Retirement Plan

Financial Statements

May 31, 2003 and April 30, 2003

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Note: Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the schedules are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan:

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan (the “Plan”) at May 31, 2003 and April 30, 2003, and the changes in assets available for benefits for the one month period ended May 31, 2003 and the year ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1, the Compensation Committee of the Board of Directors of Medtronic, Inc. approved the merger of the Plan into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan effective May 31, 2001.  Effective May 31, 2003, all remaining Plan assets were transferred into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

November 4, 2003

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Statement of Assets Available for Benefits

(in 000’s)

		May 31, 2003	April 30, 2003

Investments at fair value:
Medtronic Common Stock Fund	*	$—	$115,011
Vanguard 500 Index Fund	*	—	17,684
Vanguard PRIMECAP Fund	*	—	15,639
Vanguard Wellington Fund	*	—	20,658
Vanguard Windsor II Fund		—	7,857
Vanguard Explorer Fund		—	3,391
Vanguard International Growth Fund		—	3,201
Vanguard U.S. Growth Fund		—	1,322
Vanguard Total Bond Market Index Fund		—	4,958
Vanguard Extended Market Index Fund		—	1,413
Participant loans receivable		—	7
		—	191,141
Medtronic Interest Income Fund, at contract value	*	—	56,996
Total investments		—	248,137
Assets available for benefits		$—	$248,137

* Represents 5% or more of assets available for benefits at April 30, 2003.

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Statement of Changes in Assets Available for Benefits

(in 000’s)

	Month Ended May 31, 2003	Year Ended April 30, 2003

Additions:
Investment income (loss):
Interest and dividend income	$244	$5,004
Net appreciation (depreciation) in fair value of investments	6,891	(9,001)
Total investment income (loss)	7,135	(3,997)
Employee contributions	2	42
Assets transferred from other plans	—	74
Total investment income (loss)	7,137	(3,881)
Deductions:
Assets transferred to other plan (Note 1)	(251,012)	(5,242)
Benefits paid to participants	(4,262)	(27,879)
Forfeiture withdrawals	—	(12)
Administrative expenses	—	(156)
Total deductions:	(255,274)	(33,289)

Decrease in assets available for benefits	(248,137)	(37,170)
Assets available for benefits:
Beginning of period	248,137	285,307
End of period	$—	$248,137

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan was a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Company established the Plan to help employees increase retirement savings and provide financial security upon retirement. The Plan was available to all eligible regular full-time and part-time employees immediately upon hire. Employee contributions were subject to certain IRS limits on allowable compensation and maximum contribution amounts. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger and Transfer of Plan Assets

The Compensation Committee of the Board of Directors of the Company approved the merger of the Plan into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (ESOP/SRP) on March 8, 2001. In conjunction with this approval, the assets of the actively employed participants totaling $936,750,000 were transferred into the ESOP/SRP effective May 31, 2001. Participants who have terminated employment or retired as of May 31, 2001 (hereinafter referred to as “Inactive Participants”) were given the election to keep their assets in the Plan for a period of up to two years.  In addition, twenty-one Inactive Participants were rehired subsequent to May 31, 2001 and participated in the Plan through May 31, 2003.  During the fiscal Plan year of 2003, $5,242,000 in assets were transferred to the ESOP/SRP.  Effective May 31, 2003, all remaining Plan assets totaling $251,012,000 were transferred into the ESOP/SRP.

Administration

The Qualified Plan Committee oversaw the administration of the Plan. The committee appointed Vanguard Fiduciary Trust Company as Trustee of the Plan assets and Recordkeeper of the Plan. Vanguard Fiduciary Trust Company (hereinafter referred to as the “Trustee”) was appointed to provide participant services, education, and communication services. The Trustee maintained a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and (losses) thereon, and expenses credited thereto.

Contributions

Participant contributions were made to the Plan through payroll deductions. Participants directed the investment of their contributions into eleven various investment options offered by the Plan. The participants had the ability to change their investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund had to remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants were also limited to two transfers a month in or out of the Medtronic Common Stock Fund.

Participating employees could contribute 2% to 25% of eligible earnings on a pre-tax basis to the Plan. Participants did not receive matching allocations directly to the Plan, however, participants received matching allocations of Medtronic common stock to their ESOP/SRP accounts.  The matching allocation was based on participants’ contributions up to 6% of their eligible compensation, and ranged from 50% to 150% of these contributions. Matching allocations made to the ESOP/SRP totaled approximately $100 for the one month ended May 31, 2003 and $1,500 for the year ended April 30, 2003.  Participants were allowed to immediately transfer matching allocated amounts to any of the SRP investment choices.

Vesting and Forfeitures

Participants were 100% vested in their contributions, including earnings and losses thereon at all times. Active participants vested in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and became fully vested on all Company contributions after five years. Participant forfeitures of nonvested amounts reduced Company contributions. During the one month ended May 31, 2003 and the year ended April 30, 2003, $12,000 and $57,000, respectively, were forfeited by terminating employees before these amounts became vested.

Distributions

Inactive Participants were required to take a complete distribution if the value of their account was $5,000 or less. If the value of the participant’s account was greater than $5,000, the participant could elect to defer the distribution until a later date, take a cash withdrawal or request a direct rollover.  Retired Inactive Participants also had the option to take monthly installments from the Plan. Distribution of participant funds invested in Medtronic stock could be taken in-kind or as cash.

The Company allowed Inactive Participants until May 31, 2003 to take a complete distribution from the Plan without taking a complete distribution from the ESOP as well. Effective May 31, 2003, if an Inactive Participant elects a complete distribution or monthly installment payments, the distribution will be taken from the combined ESOP/SRP Plan.

Active participants were able to take hardship withdrawals from the Plan if they incurred an immediate and severe financial need that could not be met through other available sources in the Plan including the available loan provisions.  The amount of the hardship withdrawal could not exceed the amount of the financial need and would have been taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account would become fully vested and would be paid to the designated beneficiary, or if no beneficiary had been designated, the balance would be paid according to the terms and conditions of the Plan. The beneficiary had the option to take the Medtronic stock in-kind or as cash.

Participant Loans

Active participants were limited to one loan outstanding and could borrow up to 50% of their vested balance not to exceed the maximum loan amount of $50,000.  The minimum loan amount was $1,000.  Loans were repaid through payroll deductions in equal amounts, typically over one to five years.  The interest rate was calculated as one percentage point over the prime rate in effect at US Bank, N.A., on the first workday of the month in which the loan was made and remained fixed for the duration of the loan.  Effective May 31, 2003, loans receivable consisted of two loans with due dates extending through 2005 with interest rates of 7.75% and 9.75%.  The loans receivable was included in the asset transfer to the ESOP/SRP on May 31, 2003.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, required management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments were stated at fair value, except for its investment contracts, which were valued at contract value. Shares of registered investment companies were valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Medtronic Common Stock Fund was valued at its year-end unit closing price (comprised of year-end market price plus the uninvested cash position).  Participant loans receivable were valued at estimated fair value, consisting of outstanding principal and related unpaid interest.  As described in Note 1, all remaining assets of the Plan were transferred to the ESOP/SRP effective May 31, 2003.

Investment Transactions and Related Investment Income

Purchases and sales of investments were recorded on a trade-date basis. Interest income was accrued when earned. Dividend income was recorded on the ex-dividend date. Capital gain distributions were included in dividend income. The Plan presented in the Statement of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consisted of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses paid by the Plan consisted of recordkeeping fees, trustee fees and account maintenance fees. Participants paid for the fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts.  In addition, participants with loans paid an origination and annual loan fees for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments were recorded upon distribution.

Risks and Uncertainties

The Plan provided for various participant investment options in funds, which could invest in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities were exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could have materially affected participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Concentration of Market Risk

As discussed in Note 1, all of the Plan’s assets were transferred to the ESOP/SRP effective May 31, 2003.  As of April 30, 2003 approximately 46% of the Plan’s assets were invested in the common stock of Medtronic, Inc. The underlying value of the Medtronic Common Stock Fund was entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that the changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.  Investments

The net appreciation (depreciation) in the fair value of investments during the one month period ended May 31, 2003 and the year ended April 30, 2003, including investments purchased and sold as well as those held during the year, was as follows (in 000’s):

	Month Ended May 31, 2003	Year Ended April 30, 2003

Medtronic Common Stock Fund	$2,324	$4,785
Vanguard 500 Index Fund	900	(3,672)
Vanguard PRIMECAP Fund	1,119	(3,203)
Vanguard Wellington Fund	1,153	(2,367)
Vanguard Windsor II Fund	611	(1,988)
Vanguard Explorer Fund	363	(1,161)
Vanguard International Growth Fund	180	(873)
Vanguard U.S. Growth Fund	36	(321)
Vanguard Total Bond Market Index Fund	71	133
Vanguard Extended Market Index Fund	134	(334)
Net appreciation (depreciation) in fair value of investments	$6,891	$(9,001)

The investments in the Medtronic Interest Income Fund consisted of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts were valued at their contract values, as these investments have fully benefit-responsive features. There were no reserves against contract values for credit risk of contract issuers or otherwise.

The average yield of the Medtronic Interest Income Fund was 4.74% and 4.78% for the one month ended May 31, 2003 and the year ended April 30, 2003, respectively.  The crediting interest rate of the Medtronic Interest Income Fund was 4.76% as of May 31, 2003 and 4.83% as of April 30, 2003. The crediting interest rate was based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates were reviewed on a quarterly basis for resetting.

4.  Related Party Transactions

The Plan invested in shares of mutual funds managed by an affiliate of Vanguard Trust. Vanguard Trust acted as trustee for all investments of the Plan.

As of April 30, 2003, the Plan held 2,392,067 shares of Medtronic, Inc. common stock valued at approximately $115,011,000.  As discussed in Note 1, all shares of Medtronic, Inc. common stock were transferred into the ESOP/SRP effective May 31, 2003.

Total purchases and proceeds from sales, including purchases and sales of Medtronic stock, for the one month ended May 31, 2003 and the year ended April 30, 2003 were $1,017,000 and $5,045,000, and $24,623,000 and $48,342,000, respectively. Transactions in such investments qualified as party-in-interest transactions, which were exempt from the prohibited transaction rules.

5.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 (in 000’s):

	May 31, 2003	April 30, 2003

Assets available for benefits per the financial statements	$—	$248,137
Amounts allocated to withdrawing participants	—	(4,262)
Assets available for benefits per the Form 5500	$—	$243,875

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 (in 000’s):

	Month Ended May 31, 2003	Year Ended April 30, 2003

Benefits paid to participants per the financial statements	$4,262	$27,879
Add: Amounts allocated to withdrawing participants at end of the period	—	4,262
Less: Amounts allocated to withdrawing participants at beginning of the period	(4,262)	(3,056)
Benefits paid to participants per the Form 5500	$—	$29,085

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to May 31, 2003 and April 30, 2003, but have not yet been paid as of that date.

6.  Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on March 28, 1996. Although the Plan has been amended since receiving the determination letter, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-37529, 33-44230 and 333-106566) of Medtronic, Inc. of our report dated November 4, 2003 relating to the financial statements of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
November 19, 2003